Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0805 F: +1 202.637.3593 harrypangas@ eversheds-sutherland.com

April 27, 2018

Via EDGAR

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management — Disclosure Review Office

100 F Street N.E.
Washington, D.C. 20549

Ms. Karen Rossotto

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management — Disclosure Review Office

100 F Street N.E.
Washington, D.C. 20549

RE:                          Main Street Capital Corporation — Registration Statement on Form N-2

(File No. 333-223483) (the “Registration Statement”)

Dear Ms. Fettig and Ms. Rossotto:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on March 28, 2018, April 6, 2018 and April 23, 2018 relating to the Registration Statement. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement and the prospectus included therein (the “Prospectus”).

Accounting Comments

General

1.              If more than 30 days has passed since the initial filing of the Registration Statement, please include an updated consent from the Company’s auditor with the filing of Pre-Effective Amendment No. 1 to the Registration Statement.

Response: The Company acknowledges the Staff’s comment and has included an updated consent from its auditor as an exhibit to Pre-Effective Amendment No.1 to the Registration Statement.

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Christina DiAngelo Fettig Karen Rossotto April 27, 2018 Page 2

2.              Please include the Company’s most recent quarterly financial statements in the Registration Statement if such information becomes available prior to the Registration Statement being declared effective.

Response: The Company acknowledges the Staff’s comments and will include the most recent available financial information in the Registration Statement at the time it is declared effective.

3.              Please confirm that if the Company’s Registration Statement is not declared effective prior to the date on which its audited finical statements must be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, the Company will not make any sales of securities under the Registration Statement until it has been declared effective by the Staff.

Response: The Company confirms that no sales of securities will be made pursuant to the Registration Statement after April 30, 2018 unless a post-effective amendment thereto containing its December 31, 2017 audited financial statements has been declared effective by the Staff.

4.              The Staff notes that the Company’s disclosure indicates that it is a non-diversified investment company, but it appears that the Company may be operating as a “diversified company” as such term is defined in the 1940 Act. Please consider whether any changes to the disclosure are necessary.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company currently does not and does not intend in the future to operate as a “diversified company” as such term is defined in the 1940 Act. In this regard, the Company does not currently fall within the definition of a diversified company because greater than 25 percent of its total assets are invested in the securities of issuers of which the Company holds more than 10 percent of the outstanding voting securities of such issuer. Further, the Company has not operated as a diversified company in any of the prior three years. While the Company’s portfolio composition may in certain periods fall within the requirements of a diversified company, the Company believes that its current disclosure accurately describes how the Company manages its portfolio.

Consolidated Statement of Operations

5.              Please revise the line item for net change in unrealized appreciation (depreciation) on portfolio investments to state separately the net change in unrealized appreciation (depreciation) for control investments, affiliate investment and non-control/non-affiliate investments. See Regulation S-X Rule 6-07.7(c).

Response: Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2018, the Company will revise its presentation on the consolidated statement of operations to separately state the net change in unrealized appreciation (depreciation) for control investments, affiliate investments and non-control/non-affiliate investments.

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6.              If there are any individual expenses included in the line item titled “General and Administrative Expenses” that represent more than 5% of total expenses included in this caption, please disclose such expenses separately in accordance with Regulation S-X, Article 6-07.2(b).

Response: The Company confirms that all individual expense items that are greater than 5% of total expenses are broken out on the face of consolidated statements of operations.

Consolidated Schedule of Investments

7.              In Note 1, Valuation of the Investment Portfolio, to the Company’s Consolidated Financial Statements the disclosure notes that the Company’s portfolio investments may be subject to restrictions on resale. Please indicate which securities listed in the Company’s Consolidated Schedule of Investments are restricted and include the disclosures required by footnote 8 to Rule 12-12 of Regulation S-X. In addition, please ensure that subtotals for each category of investments are shown together with their percentage value compared to net assets as required by footnote 5 to Rule 12-12.

Response: The Company advises the Staff that in order to continue to qualify as a business development company, or BDC, the Company will generally invest in securities purchased in private transactions from private issuers. As a result, the Company’s investments will generally be subject to limitations on resale and therefore may be deemed to be “restricted securities” under the Securities Act and the rules thereunder. Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2018, the Company will include the disclosure required by footnote 8 to Rule 12-12 to the extent such disclosures are applicable.

Additionally, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2018, the Company will ensure that subtotals for each category of investments are shown together with their percentage value compared to the Company’s net assets.

Consolidated Schedule of Investments in and Advances to Affiliates

8.              Please include the information required by Column B of the table required by Rule 12-14.

Response: The Company respectfully advises the Staff that the information required by Column B related to number of shares, principal amount of bonds, notes and other indebtedness is included under “Type of Investment” in the consolidated schedule of investments for each issuer. The Company has categorized its consolidated schedule of investments such that its investments in affiliates are grouped together. In this manner, the Company believes that an investor may easily identify the information required by Column B of the table required by Rule 12-14 for each of the Company’s investments in affiliates. As a result, the Company believes that it has provided the information required by Column B of the table required by Rule 12-14 through its consolidated schedule of investments.

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9.              Please ensure that the portfolio company descriptions in the Schedule of Investments in and Advances to Affiliates are consistent with the portfolio company descriptions in the Schedule of Investments.

Response: The Company acknowledges the Staff’s comment and will ensure that the portfolio company descriptions in the consolidated schedule of investments in and advances to affiliates are consistent with the portfolio company descriptions in the consolidated schedule of investments going forward.

10.       Please ensure that the disclosure requirements of all footnotes to Rule 12-14 are satisfied, particularly footnotes 3, 5, 6, 7 and 8 to Rule 12-14.

Response: The Company respectfully advises the Staff that it has categorized its consolidated schedule of investments such that its investments in affiliates are grouped together. In this manner, the Company believes that an investor may easily identify the information required by each footnote to the table required by Rule 12-14 for each of the Company’s investments in affiliates in the Company’s consolidated schedule of investments.

The Company respectfully advises the Staff that the information required by footnotes 3, 5, 6 and 8 is disclosed within the consolidated schedule of investments as follows:

Footnote 3: The related disclosures in footnote 3 regarding interest rate or preferential dividend rate and maturity date are included under “Type of Investment” column in the consolidated schedule of investments. Please also see footnote (9) within the consolidated schedule of investments regarding disclosures for variable rate securities.

Footnote 5:  As noted in the Company’s response to comment 7 above, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2018, the Company will include a footnote to its consolidated schedule of investments in and advances to affiliates to indicate that the Company’s portfolio investments are generally subject to restrictions on resale as “restricted securities”.

Footnote 6: The related subtotals for dividends or interest and realized gain or loss are currently included within the consolidated schedule of investments in and advances to affiliates. Symbols regarding non-cash dividends and interest, non-income producing securities, are disclosed under footnotes (14) and (19) of the consolidated schedule of investments.

Footnote 8: The related disclosures in footnote 8 are disclosed under (18) of the consolidated schedule of investments.

Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2018, the Company will include subtotals of investments relating to their respective geographies within the consolidated schedule of investments in and advances to affiliates to satisfy footnote 7.

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11.       Please ensure that the total for the column disclosing the amount of unrealized gain/(loss) ties back to the amount of change in unrealized appreciation/(depreciation) indicated in the Statement of Operations for the Company’s control and affiliate investments.

Response: Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2018, the Company will ensure the total of unrealized gain/(loss) agrees to the consolidated statement of operations for the Company’s control and affiliate investments.

Legal Comments

Prospectus Summary

1.              The Staff notes the bullet point under the heading “Risk Factors” that refers to significant potential conflicts of interest which could impact investment returns. Please disclose each potential conflict of interest in a separate risk factor.

Response: The Company respectfully advises the Staff that the significant potential conflicts of interest which could impact investment returns are the conflicts it may face in allocating investment opportunities between the Company and HMS Income that are described in detail in the Risk Factor titled “There are significant potential conflicts of interest which could impact our investment returns” on page 18 of the Prospectus.

2.              The Staff notes the bullet point under the heading “Risk Factors” that refers to the Company’s exposure through its investments to blockchain and/or cryptocurrency. Is the use of blockchain and/or cryptocurrency a principal strategy of the Company? Does the Company intend to invest directly, or indirectly through bitcoin derivatives, in cryptocurrency? The Staff notes that the risk disclosure included on page 6 of the Prospectus appears to indicate that these risks may impact the Company directly. Please advise.

Response: The Company respectfully advises the Staff that the use of blockchain and/or cryptocurrency is not a principal strategy of the Company.  The Company further advises the Staff that it does not hold any cryptocurrency or cryptocurrency derivatives and does not intend to invest directly, or indirectly through bitcoin derivatives, in cryptocurrency.

The Company respectfully advises the Staff that the risk factor referred to in the Staff’s comment relates to the Company’s portfolio companies and not the Company itself. In particular, the Company is aware that one of its portfolio companies, as a non-primary aspect of its business, has a subsidiary that has mined cryptocurrency. However, the Company is not currently invested in any portfolio company that utilizes blockchain or cryptocurrency as the primary aspect of it business, nor will it invest in any such portfolio companies without further guidance from the Staff.

After reviewing this disclosure and considering the factors described above, the Company advises the Staff that it will remove the disclosure referred to in the Staff’s comment from the Prospectus.

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3.              With respect to the response to comment 2 above, to the extent one of the Company’s portfolio companies has mined cryptocurrency, is the risk related to the cryptocurrency assets it continues to hold, or is it related to the portfolio company’s subsidiary’s business, which is mining cryptocurrency?

Response: The Company respectfully advises the Staff that, as noted in its response to comment 2 above, the Company is only aware of one portfolio company that has, as a non-primary aspect of its business, mined cryptocurrency through a subsidiary. The Company advises the Staff that although this is not the portfolio company’s primary business, the Company believes that its investment in this portfolio company may indirectly expose it to risks because (i) the portfolio company may hold cryptocurrency assets and (ii) because it utilizes potentially vulnerable technology in its mining of cryptocurrency.

4.              If the Company’s response to Comment No. 2 above is that the Company does not intend to invest directly, or indirectly through bitcoin derivatives, in cryptocurrency, please revise the prospectus to prominently disclose that the Company will not invest directly, or indirectly through bitcoin derivatives, in cryptocurrency.

Response: The Company respectfully advises the Staff that it does not believe that prominent disclosure of a statement to this effect would be appropriate. The Company believes that such disclosure would be equivalent to a negative strategy, which the SEC’s securities registration forms do not permit other registrants to disclose (see, Form N-1A, Item 9(b)(1), instruction 3). Such disclosure would be inconsistent with the practice of stating only affirmative investment strategies.

5.              Please explain how the Company determines whether a prospective portfolio company is a cryptocurrency or blockchain company.

Response: The Company respectfully advises the Staff that in determining how to categorize a portfolio company by industry, the Company evaluates a variety of factors in detail at initial investment and continues to evaluate the portfolio company’s classification on a regular basis after initial investment. These factors may include, but are not limited to, the portfolio company’s own designation of its industry, its company description in its marketing, its descriptions in its financial statements and other documentation, its sources of revenues and the Company’s discussions with management. As a part of this evaluation, the Company would evaluate whether a prospective portfolio company is a cryptocurrency or blockchain company.

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6.              Please include a description of the direct stock purchase plan in the prospectus summary.

Response: The Company has revised the disclosure under the heading “Prospectus Summary” to include a description of the direct stock purchase plan.

The Offering

7.              On page 10, please define the term “dividend reinvestment feature”.

Response: The Company has revised the disclosure on page 11 of the Prospectus in accordance with the Staff’s comment.

8.              On page 10, please include a cross reference to the disclosure later in the prospectus that explains how a stockholder could “properly opt out” of the dividend reinvestment feature of the Company’s direct stock purchase and dividend reinvestment plan.

Response: The Company has revised the disclosure on page 11 of the Prospectus in accordance with the Staff’s comment.

Fees and Expenses

9.              In the Fees and Expense Table, please revise the row for the Company’s annual expenses to read “Annual Expenses of the Company (as a percentage of net assets attributable to common stock)”.

Response: The Company has revised the annual expenses line item in the Fees and Expenses table in accordance with the Staff’s comment. See page 13 of the Prospectus.

Risk Factors

10.       The Staff notes the Company’s disclosure related to preferred stock. If the Company intends to issue preferred stock in the 12 months following the effective date of the Registration Statement, please disclose this intent in the prospectus.

Response: The Company respectfully advises the Staff that it does not currently intend to issue preferred stock in the 12 months following the effective date of the Registration Statement.

11.       The Staff notes the risk factor at the bottom of page 22 and the disclosure that states that the Company’s board of directors has authority to modify or waive the Company’s current operating policies, investment criteria and strategies without prior notice and without stockholder approval. Please confirm that any changes would not impose risks that are not already disclosed.

Response: The Company respectfully advises the Staff that, as stated in the risk factor referenced in the Staff’s comment, the Company cannot predict the effect of any changes to its current operating policies, investment criteria and strategies would have on its business, net asset value, operating results and

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value of its stock. However, the Company believes that the disclosure in this risk factor adequately states the risk that the effects may be adverse and could cause the Company’s investors to lose all or a part of their investment.

12.       The Staff notes the risk factor on page 30 regarding the Company’s investments with payment in kind, or PIK, or original issue discount features. Please confirm that each of the following risks, to the extent relevant, are addressed:

a.              The Company must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Company may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Company may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

b.              Please disclose that even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s  actual collection is scheduled to occur upon maturity of the obligation.

c.               Distributions of OID income may come from investors’ paid-in capital without having to be reported as such to the investors. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them may come from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

d.              Please confirm to the Staff that any OID interest, if material, will be separately identified in the Company’s financial statements. See Rule 6-07(1) of Regulation S-X. The Company’s Schedule of Investments should also show the bifurcation of cash and non-cash interest for each OID security. See also AICPA Audit Risk Alert, Investment Companies Industry Developments—2013/14, at 86.

Response: The Company advises the Staff that the aforementioned disclosure is either already covered in the Prospectus or the Company has revised its disclosure to cover each point. See pages 25-26 and 30-31 of the Prospectus. The Company further advises the Staff that the Company evaluates the materiality of OID interest and it will be separately identified in the Company’s financial statements to the extent it is material. The Company confirms that it separates cash and non-cash interest in its schedule of investments and indicates each

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investment that pays non-cash interest by symbol. See footnote 19 to the Company’s consolidated schedule of investments included in the Prospectus.

13.       The Staff notes the risk factor on the bottom of page 34. In this risk factor, please disclose the credit quality of the temporary debt investments the Company will acquire with offering proceeds until that capital can be invested pursuant to the Company’s investment strategies.

Response: The Company has revised its disclosure to describe the credit quality of its temporary debt investments. See page 36 of the Prospectus.

14.       The Staff notes the risk factor at the top of page 35 which states that an investment in the Company’s securities may involve an “above average” degree of risk and disclosure on the prospectus cover that describes an investment as involving a “high degree” of risk. Please revise the disclosure throughout to describe the level of risk of an investment in the Company’s securities in a uniform manner.

Response: The Company has revised the disclosure throughout the Prospectus to uniformly describe the level of risk of an investment in the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

15.       The Staff notes the Company’s disclosure related to its internal investment rating system for portfolio asset quality. Is there an external evaluation of portfolio asset quality? Please advise.

Response: The Company respectfully advises the Staff that as described in Note B — Summary of Significant Accounting Policies, to its consolidated financial statements, the Company consults with a national recognized independent financial advisory services firm as a part of its internal valuation process. As part of its review, this nationally recognized independent financial advisory services firm advises the Company on certain inputs and outputs that the Company uses in connection with making its portfolio asset quality determinations under its investment rating system.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas